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                          July 15, 2021

       Tom Einar Jensen
       Chief Executive Officer
       FREYR Battery
       412F, route d'Esch, L-2086 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: FREYR Battery
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 8,
2021
                                                            CIK No. 0001844224

       Dear Mr. Jensen:

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mark C. Solakian, Esq.